[LETTERHEAD OF SIDLEY AUSTIN LLP]

December 14, 2007

Securities and Exchange Commission

Station Place

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	IPC The Hospitalist Company, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 15, 2007
File No. 333-145850

Dear Mr. Riedler:

On behalf of IPC The Hospitalist Company, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 4, 2007 (the “comment letter”) relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed on November 15, 2007 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and updates a limited amount of other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter, and we have retyped the text of the Staff’s comments in bold below. Page references in the text of this letter correspond to the pages of Amendment No. 3.

Form S-1/Amendment No. 2

Management’s Discussion and Analysis of Financial Condition, page 33

Critical Accounting Estimates, page 36

Accounts Receivable, page 37

1.	Refer to your response to comment 12. We continue to maintain that the inclusion of an aging accounts receivable by payor is useful information to an investor. Please revise your discussion to include this table.

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December 14, 2007

In response to the Staff’s comment, the Company has revised the disclosure on page 37.

Audited Consolidated Financial Statements—Years Ended December 31, 2006, page F-1

Consolidated Statements of Income—page F-4

2.	Refer to your response to comment 19. Please provide us a Table quantifying Bad Debt Expense by Payor for each period presented in order for us to determine the source of the bad debt charges. Tell us what percent of this type Receivable (“deductibles and co-payments) is being charged to Bad Debt Expense. Further tell us know you determine the specific amounts to write-off at the date of service including which amounts are collectible and which amounts are not collectible at the time that the receivable is recorded. If the Receivables are uncollectible, charged to Bad Debt Expense and credited to Allowance for Bad Debts the expense should not be netted against Revenue. Item 5-03(b)(5) of Regulation S-X is very clear about that. Tell us, citing specific authoritative literature, how your accounting complies with GAAP.

In response to the Staff’s comment and the telephone conversations between its Chief Financial Officer and the Staff on December 10 and 11, 2007, the Company respectfully advises the Staff as follows:

1.	The source of the Company’s uncollectible accounts (bad debts) are entirely the patient responsibility amounts resulting from co-payment and deductibles which are not covered by third party payors. Approximately 54% of the co-payment and deductible patient responsibility balances are charged to the Company’s uncollectible accounts as it ultimately collects approximately 46% of these patient responsibility balances. The Company records revenue at the date of service at the net amount it expects to collect based upon the level of services provided, contractual reimbursement rates, the payor mix and its historical experience of cash collections. The Company has not experienced uncollectible amounts due from third party payors because of their contractual or legal obligation to reimburse its hospitalists’ services.
2.	Authoritative Literature.
a.	As stated in the Company’s response letter dated November 15, 2007, Staff Accounting Bulletins 101 and 104 require that collectibility be reasonably assured at the date services are provided to meet the qualifications for revenue recognition.
b.	AICPA Audit and Accounting Guide, Health Care Organizations:
i.	The glossary definition of “bad debt expense” as the current period charge for actual or expected doubtful accounts resulting from the extension of credit;
ii.	Section 1.12, which states that service revenue should be recorded net of contractual and other adjustments;

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iii.	Section 5.02, which states that realizable amounts are to be stated net of “provider policy or practice” adjustments; and
iv.	Section 5.03, which states that revenue and the related receivable should be stated net of “contractual adjustments” or the difference between established rates and the amounts collected.
3.	Industry Practice.
a.	While the Company acknowledges that Staff comments do not constitute authoritative literature; however, the Company has reviewed comments in the public domain from the SEC Staff to another registrant which provides health care services that supports its accounting for uncollectible accounts as a reduction to Revenue rather than a line item of Bad Debt Expense.
b.	The Company has also reviewed disclosures in the filings of other registrants that provide physician services which describe their accounting for uncollectible accounts as a deduction from revenue.
4.	Lack of credit relationship with patients.
a.	The Company’s business model is such that its hospitalists provide services to all patients referred to them without any prior knowledge of who will pay for the services or the credit worthiness of the patient. The Company’s hospitalists are either physically in the hospital or on call 24 hours a day and see any patient who needs to be admitted to the hospital as determined either by the emergency room doctors, community physicians or specialists.
b.	The Company’s hospitalists provide services to thousands of patients per day resulting in small balances on a per patient basis, which are generally equal to approximately $400 for the patient’s entire hospitalization period. The Company has no billing data prior to providing the service. All the data is captured by the Company’s central billing office in California subsequent to the date the service is provided, in most cases well after the patient is discharged from the facility, which further supports the Company’s lack of expectation of payment at the time the service is provided.
5.	Contractual obligations which require the Company to see all patients regardless of ability to pay.
a.	In many cases, the Company has either a contractual obligation with the hospital or other health care facility to see all the patients admitted to its service or have an obligation as the “on call” admitting physician to provide services to all patients who require hospital care. Even in the absence of either situation, the Company’s hospitalists still see all patients who are presented for admission as a matter of the Company’s policy, as more fully described below.
b.	The Company also has legal or contractual obligations with Medicare and third party payors which require it to see all patients enrolled in its programs regardless of ability or willingness to pay the co-payment or deductible portion of their accounts.

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6.	Provider policy or practice.
a.	It is the Company’s policy that it does not expect full payment on the co-pay or deductible balances. Because it does not screen patients nor does it have any administrative contact with the patients prior to providing services, it does not collect co-payments or deductibles prior to admission or discharge and thus is at total risk for the patient making payments. As the Company first has to collect from the primary third-party payor prior to billing the patient, in most cases the bill is sent a significant period of time after the services are provided. Due to the small balance of the accounts it is not cost effective to pursue significant collection efforts. As a result, the Company uses an outside service bureau and a series of letters and phone calls to collect as much of the outstanding amounts as possible from the patients. The Company only collects approximately 46% of the co-pay or deductible balances and writes-off the remaining uncollectible accounts.

For each of the reasons set forth above, the Company believes that its revenue is appropriately recorded net of an estimate of the uncollectible portion of the co-payments and deductible due from patients. The Company has revised its disclosure on pages              of the Registration Statement to change the term “bad debt” to “uncollectible accounts” to correspond with the definition set forth in the Health Care Audit Guide as noted above.

Notes to Consolidated Financial Statements page F-7 8.

Stock Option Plans, F-16

3.	Refer to your response to comment 22. Qualitatively and quantitatively discuss, potentially in your Critical Accounting Policy discussion beginning on page 37, each significant factor contributing to the difference between the contemporaneous valuations of common stack for stock options granted in 2007 and the estimated IPO price. Your disclosure should also include any options granted up to the date of filing the amendment.

The Company respectfully advises the Staff that, when it files a pre-effective amendment containing pricing-related information, it will also include the disclosure set forth below beginning on page 40 of the Registration Statement related to its stock options granted in 2007. As previously reported to the Staff, the per share grant price was $0.38 in the first quarter of 2007, $0.41 in the second quarter of 2007, and $0.82 per share in each of the third and fourth quarter of 2007. The grant prices included in the blanks set forth in the disclosure will give effect to a reverse split of shares of the Company’s common stock, which will be effectuated prior to completion of the offering.

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“Significant Factors Contributing to the Difference between Contemporaneous Valuation of our Common Stock for Stock Options Granted in 2007 and the estimated IPO Price.

In the first quarter of 2007, we granted common stock options at $         per share, after giving effect to the reverse stock split, in the second quarter of 2007 we granted common stock options at $         per share, after giving effect to the reverse stock split, and in the third quarter of 2007 we granted common stock options at $         per share, after giving effect to the reverse stock split, each based on a contemporaneous valuation. We also granted options on November 1, 2007 at $         per share, after giving effect to the reverse stock split, based on the contemporaneous valuation performed in July 2007, because the Company determined that we did not experience significant changes in our business prospects between July and November. The difference between the common stock valuations at each of the common stock grant dates and $         per share (which is the midpoint of the estimated offering price range shown on the front cover of this prospectus) is the result of the following factors:

•

Differences in valuation methodologies. The contemporaneous valuations used different valuation methodologies than were used to estimate the offering price. The contemporaneous valuations used market multiple, comparable transaction and discounted cash flow methodologies. These three estimates of value were then averaged to arrive at the estimated value in the contemporaneous valuations. The estimated offering price was developed based on market multiples and did not use comparable transaction or discounted cash flow methodologies. The contemporaneous valuations also applied lack of marketability discounts ranging from 15% for the first quarter of 2007 valuation to 7.5% for the July 2007 valuation, and a minority interest discount of 16.7%, which discounts were not used in connection with the estimated offering price.

Both the contemporaneous valuations and the estimated offering price were developed using market multiple methodologies, but there were differences between them. These methodologies used multiples of operating results for comparable companies and for the Company, but they used different operating results, different multiples and different companies for the comparable public company sample (although some of the comparable public companies were the same in both processes). The contemporaneous valuations were based, in part, on multiples of historical and future estimated EBITDA and revenues. The estimated offering price was based, in part, on future estimated net income and EBITDA. In addition, in connection with the estimated offering price, weight was also given to various factors which can lead to higher multiples being attributed to the Company than estimated in the contemporaneous valuations including the demand by investors for innovative new health care delivery models such as the hospitalist model provided by the Company, its high growth profile and scarcity of new offerings in the health care services sector.

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Elimination of certain preferences of Preferred Stock. The Company’s Board of Directors has continuously evaluated various financing alternatives available to it, including incurring additional debt, issuing stock in public or private equity transactions, and selling the Company to a strategic buyer. Each of these options requires approval not only by the Company’s Board of Directors, but also by a vote of 66 2/3% of the holders of its preferred stock. Until such time of a public offering with proceeds of at least $50.0 million and a price of at least $2.50 per share, the holders of the Company’s preferred stock, including the preferred stock issuable upon exercise of preferred stock warrants, are entitled to a preferential distribution of $46.4 million as of September 30, 2007 or $             per share of each share of common stock, after giving effect to the reverse stock split. In addition, the holders of the Company’s preferred stock are entitled to receive, when declared, non-cumulative annual dividends of 8% prior to the declaration or payment of dividends on the Company’s common stock. The elimination of these preferences and rights will result in significant incremental equity value being attributable to the Company’s common stock.

•

Operational developments during 2007. During 2007, the Company’s operating results for each quarter have improved significantly compared to the same quarter of the prior year. In particular, the Company’s revenues for the first quarter of 2007 increased 23.3% over the first quarter of 2006, revenues for the second quarter of 2007 increased 26.8% over the second quarter of 2006 and revenues for the third quarter of 2007 increased 31.9% over the third quarter of 2006. In addition, during 2007 the Company assimilated six physician practices that it acquired during 2006 and demonstrated that it could successfully execute on an acquisition strategy by closing another six acquisitions of physician practices during the first nine months of 2007. The acquisitions and new physician hires during 2007 have significantly increased our hospitalist headcount from 432 at the end of 2006 to 551 as of November 30, 2007.

•

Liquidity improvements. For the first nine months of 2007, the Company improved its cash flow from operations to $8.0 million compared to a negative cash flow of $4.8 million for the twelve months ended December

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31, 2006, and decreased its days sales outstanding to 66 at September 30, 2007 from 72 at December 30, 2006. In October 2007, the Company amended its loan agreement and added a $10 million term loan to its existing $30 million revolving credit facility. These amendments also removed the borrowing base requirement and minimum cash deposit, giving the Company more financial flexibility to finance future operations and acquisitions.

Based on the increased likelihood of completion of our initial public offering, we will revise our estimate of the fair value of our common stock for financial accounting purposes for the November 1, 2007 grant of                          options, after giving effect to the reverse stock split, based upon the offering price, after giving effect to a discount for lack of marketability. Consequently we will amortize the fair value of such options over their four (4) year vesting period as appropriate for the valuation of common stock issued as compensation. The Company estimates the total charge to be recorded over the four year vesting period to be approximately $             based on the midpoint of the estimated offering price range shown on the front cover page of this prospectus.

9. Redeemable Convertible Preferred Stock, page F-17

4.	Refer to you response to comment 23. It is still unclear to us how the particular redemption feature described in your filing and responses requires these shares to be determined to be participatory within the guidance of EITF 03-06. Specifically, given the fact that the shares appear to be only redeemable upon liquidation and that the dividends are only owed upon declaration of those dividends. Please explain to us how the non-cumulative nature may or may not be affected by liquidation, and specifically clarify what exactly constitutes a liquidation event.

In response to the portion of Staff’s comment regarding the redemption feature, the Company respectfully advises the Staff that the redeemable feature of its preferred stock is not the provision that requires the inclusion of such securities within the scope of EITF 03-06, but rather it is the contractual participation rights of such stock that required the application of EITF 03-06 and the two-class method in determining Earnings per Share.

In addition to specific paragraphs noted in the Company’s previous response to the Staff’s comments, the following paragraph of EITF 03-06 also applies:

“8. The Task Force reached a consensus on Issue 2 that, for purposes of applying paragraphs 60 and 61 of Statement 128, a participating

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security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The Task Force observed that the form of such participation does not have to be a dividend—that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.”

Paragraph 60(a) of Statement 128 provides the following description of participating securities:

“Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).”

As noted in the Company’s previous response to the Staff’s prior comment 23, the holders of its preferred stock are entitled to receive, when declared, non-cumulative cash dividends at an annual rate of 8% prior to any declaration or payment of dividends on the Company’s common stock. The Company continues to believe that this contractual participation right is considered participating under the provisions of EITF 03-06.

In response to the portion of the Staff’s comment regarding the declaration of dividends, the Company respectfully advises the Staff, that it continues to believe that EITF 03-06 applies despite the absence of declared dividends. As noted in the Company’s previous response to the Staff’s prior comment 23, the Task Force reached a consensus on Issue 3 that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings “as if” (emphasis added) all of the earnings for the period had been distributed.

The Company continues to believe that the application of EITF 03-06 and the two-class method in determining Earnings per Share, as described above and in the Company’s previous response to Staff’s prior comment 23, to be appropriate.

Financial Statements—September 30, 2007

10.	Redeemable Convertible Preferred Stock Warrant Liabilities, page F-32

5.	Please explain to us what specific characteristic within the redemption feature that was removed in October 2007 required you to classify these instruments as liabilities. Specifically address whether it was solely the redemption upon liquidation feature and how that meets the definition of “puttable or mandatorily redeemable” discussed in FSP 150-5.

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In response to the Staff’s request to explain the specific characteristic within the redemption feature of its preferred stock that was removed in October 2007 which required it to classify preferred stock warrants as a liability, the Company refers the Staff to its disclosure in Footnote 9. Redeemable Preferred Stock on page F-18 of the prospectus:

“On or after October 7, 2007, if 60% of the holders of the outstanding Preferred Stock Series elect, voting as a single class, and subject to certain stipulations in the amended and restated certificate of incorporation, the stockholders may exercise a redemption clause, whereby we would be required to pay the stockholders redemption proceeds of $.5645 per share for Series A shares, $0.70 per share for Series B shares, and $.842 per share for Series C and Series D shares over a three-year period.”

The Company further advises the Staff that FSP 150-5 requires that warrants for puttable redeemable shares be classified as liabilities even if the share repurchase feature is conditional upon a defined contingency.

Please call me at (213) 896-6072 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Robert W. Kadlec